
Creating the
Future of Sales



Adam Rubenstein · 2nd

Traq365 Corporation

Reimagining Sales through AI and Machine Learning - Co-Founder & CEO at Traq365

Deerfield Beach, Florida, United States ·

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500+ connections



1 mutual connection: Ernest Owusu (he/him)

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Traq365: Applying Artificial Intelligence to the Sales Process
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The Missing Link in the S
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Traq365 is the world's first AI-powered Narrative Management System. Traq365 uses Artificial

Traq365 is designed to h
It makes it easier to captu

Activity

6,560 followers



I recently appeared on The AI for Sales Podcast and chatted with its amazing host, Chad Burmeister! In it, I talk about ho...

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Beautiful. In the picture it looks like you are parked under the Verrazano Bridge.

Adam commented



Here's the link to my conversation with David https://pod.link/1510317571/episode/6ae8c03c096213c29...

Adam commented



Based on my experience, sales can be a volatile, feast-or-famine profession. I've battled its unpredictability for 20+...

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Experience

Co-Founder & CEO

Traq365 Corporation · Full-time

May 2018 – Present · 3 yrs 5 mos

Deerfield Beach, FL

Traq365 is a new kind of sales tool, designed to help sales professionals master the human narrative in the sales process.

Traq365's artificial intelligence helps analyze your conversations to point out opportunities, risks, tasks, and other highlights, and guides users to do what works best for them and close more deals. It provides the much-r ...see more

MotionPoint
21 yrs 3 mos

Board Member
Jan 2000 – Mar 2021 · 21 yrs 3 mos

Co-Founder / COO
Jan 2000 – Dec 2019 · 20 yrs
Coconut Creek, FL

U.S. president Harry Truman famously had a sign on his Oval Office desk that read, “The buck stops here.” It’s a motto that cuts to the chase: any excuses, blame or final decisions end with the guy in the chair. This is the place where th ...see more

VP Business Development
ConQuest Telecommunications
Apr 1996 – Apr 1998 · 2 yrs 1 mo
Columbus, Ohio

Education

The Wharton School
MBA, Finance
1988 – 1990

Colorado College
BA, English Literature
1979 – 1982

Skills & endorsements

Globalization · 28

Endorsed by **8 of Adam’s colleagues at MotionPoint**

Entrepreneurship · 60


Endorsed by **Mac Lackey and 2 others who are highly skilled at this**

Endorsed by **24 of Adam’s colleagues at MotionPoint**

E-commerce · 63



Endorsed by **Neil Landon and 3 others who are highly skilled at this**

Endorsed by **29 of Adam's colleagues at MotionPoint**

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Recommendations

Received (5) Given (11)



Melissa Campbell
Contract and Risk Management/Business Professional
April 14, 2020, Melissa worked with Adam in different groups

I've had the pleasure of working and knowing Adam over the past 11+ years. He has the unique ability to carefully balance his intelligence, leadership, and compassion. I watched as he led the MotionPoint Sales team, helping to grow the company's annual revenues from $750k to $40 million in less th... See more



J.C. (Chris) Hutchins
Director of Content Strategy at 6sense
April 13, 2020, Adam worked with J.C. (Chris) in the same group

Throughout the 10+ years I've worked with Adam, I've been consistently impressed by his tireless work ethic, great humor, inspired entrepreneurship and ability to build meaningful, long-term positive relationships with customers and business partners. Adam has an expert knowledge of salesm... See more

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